September 14, 2005

Via Facsimile (213) 229-6207 and U.S. Mail

Bradford P. Weirick, Esq.
Gibson Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA  90071-3197

Re:	Valueclick, Inc.
		File No. 333-127804
		Amended Form S-4, filed September 8, 2005

	Fastclick, Inc.
	Schedule TO-T/A filed September 8, 2005 filed by Valueclick,
Inc.
	SEC File No. 005-80942

Dear Mr. Weirick:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Exhibits 8.1 and 8.2
1. The documents you provided as exhibits 8.1 and 8.2 do not qualify as opinions of counsel on the material tax consequences. Counsel may provide its opinion in the text of the registration statement, which counsel confirms constitutes its opinion as expressed in the document filed as an exhibit. Under this alternative, please ensure that counsel has identified in the body of the prospectus (and summarize in the summary) the specific tax consequences upon which counsel has opined. In the alternative, counsel may set forth its complete long form opinion in the document filed as an exhibit, in which case the registration statement text may summarize the opinion and provide a clear reference to the full text of the opinion. In that regard, the statement that counsel has provided an opinion that the discussion under each applicable section is "accurate in all material respects" does not clearly indicate that the discussion under each referenced section constitutes the tax opinion rendered by the respective counsel. Please revise your discussion and exhibits 8.1 and 8.2 accordingly.

Closing Comments

      As appropriate, please amend your filings and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers and Acquisitions

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Bradford P. Weirick
Gibson Dunn & Crutcher LLP
September 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE